Exhibit 99.2
Management Discussion & Analysis of Financial Condition and Results of Operations
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Mynd.ai, Inc. (the “Company” or “Mynd”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, and the accompanying notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 27, 2024 (“Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”), which were prepared in accordance with U.S. GAAP, as well as the unaudited interim consolidated financial statements for the six months ended June 30, 2024, and the accompanying notes thereto, filed on a Form 6-K with the SEC (collectively the “Financial Statements”) on August 28, 2024. This MD&A reports the Company’s activities through June 30, 2024, unless otherwise indicated.

Forward-looking statements are based on the Company’s current expectations and assumptions regarding its business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company’s actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions. Please see “Forward-Looking Statements” in the Annual Report for more information regarding forward-looking statements.

Unless the context otherwise requires, references to the “Company” or “Mynd” refer to Mynd.ai, Inc., an exempted Cayman Islands company and its consolidated subsidiaries.

Overview
We are dedicated to creating a robust, seamless, and comprehensive digital communication and collaboration platform for the education, business, and public sectors. Our solutions include a wide range of interactive tools and technologies, with our award-winning interactive displays, highlighted by the ActivPanel 9 and ActivPanel LX, at the forefront. Our comprehensive software platforms, Explain Everything Advanced and ActivInspire, are designed to make it easier than ever to create captivating lessons, presentations, and training programs that immerse people in a world of vibrant multimedia, real-time collaboration, and imaginative instruction.

The Merger

On December 13, 2023, we completed a series of transactions with NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”) (the "Merger") that resulted in (i) us divesting of our business in China, (ii) NetDragon transferring its education businesses outside of China to eLMTree (originally a wholly owned subsidiary of NetDragon), (iii) the transferring of eLMTree to become our wholly owned subsidiary, and (iv) the changing of our name to “Mynd.ai, Inc.” The Merger was accounted for as a reverse acquisition where although we were the legal acquirer, eLMTree was deemed to be the acquirer for accounting purposes, resulting in inclusion of eLMTree financial information for all historical periods presented prior to the Merger. More specifically, this means that the financial results for the six months ended June 30, 2023, included in this MD&A reflect the financial results of eLMTree and do not include the historical operating results filed prior to the Merger. All other financial information presented herein represents the combined financial results of the post-merger entity.
Key Factors Affecting our Results of Operations

Our results of operations and financial condition are affected by the general factors affecting the education technology industry in the markets in which we operate, including the level of overall economic growth and growth in education spending in those markets. In addition, they are also affected by factors driving uptake of education technology in the markets in which we operate, such as an increased rate of return to in-classroom learning, improvements in available education technology and software, and increasing broadband growth and internet access in emerging markets. Unfavorable changes in any of these general factors could materially and adversely affect our results of operations.

Our revenues and operating results normally fluctuate as a result of seasonal variations in our business, driven largely by the purchasing cycles of the educational market. Specifically, the bulk of expenditures by U.S. school districts (our largest market) occur in the second and third calendar quarters after receipt of budget allocations for the coming fiscal year. These seasonal trends in operating results also can have a material impact on our working capital and trends. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position or operations.

Since the completion of the Merger, we have begun, and will continue, to incur additional costs for the combined entity to operate as a public company. In particular, since eLMTree was not a public company prior to the Merger, additional accounting, legal and personnel-related expenses, as well as insurance costs, are necessary to support the post-merger company's compliance and governance functions, including to establish, maintain and review internal controls over financial reporting, and to prepare and distribute periodic reports in accordance with SEC rules. Our financial statements reflect the impact of these expenses.

In the first half of 2024, we observed a downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which we operate. We believe this reduction in demand likely reflects an uncertainty around future budget allocations for many of our customers, following multiple years of unusually high funding as a result of COVID-related government relief programs, which have now ended. While we believe that these trends impacted, to some degree, all of our competitors in the education technology industry, this reduced spending by our customers nonetheless had a material impact on our revenue and operating results during the first half of 2024 as compared to 2023.

Key Metrics and Non-GAAP Measures

In reviewing our financial information, management focuses on a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.
In addition to presenting financial measures in accordance with accounting principles generally accepted in the U.S. ("GAAP"), management’s discussion and analysis may contain references to EBITDA, Adjusted EBITDA and Free Cash Flow, which are non-GAAP financial measures. The non-GAAP financial measures presented herein should not be considered a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP. Reconciliations between non-GAAP financial measures and the most directly comparable GAAP measure are included where applicable.
EBITDA, Adjusted EBITDA, and Free Cash Flow are not presentations made in accordance with GAAP, and our use of the terms EBITDA, Adjusted EBITDA, and Free Cash Flow may vary from the use of similarity titled measures by others in our industry due to the potential of inconsistencies in the method of calculation and differences due to items subject to interpretation. We believe the presentation of EBITDA, Adjusted EBITDA, and Free Cash Flow provides useful information to management and investors regarding financial and business trends related to our results of operations and that when non-GAAP financial information is viewed with GAAP financial information, investors are provided with a meaningful understanding of our ongoing operating performance.
Non-GAAP measures should not be considered as alternatives to performance measures derived in accordance with GAAP. EBITDA, Adjusted EBITDA, and Free Cash Flow have important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.
Revenue

	Six months ended June 30,
	2024	2023
	(in thousands)
Revenue	$165,983	$222,497

We generate the majority of our revenue from the sales of hardware and accessory products to a global network of distributors and resellers, who are considered the customers for these products. We also separately recognize freight revenue when we arrange for the shipment, based on the request of the customer, of our hardware products by third-party logistics providers. Although not currently significant to our overall operations, we are investing in software-as-a-service (SaaS) product offerings, with a goal of realizing consistent revenue growth in this line of business in the coming years. Other major sources of revenue include the sale of extended warranties on our hardware products and training services for the use of our hardware, as well as early childcare education services provided in the Singapore market through our Global EduHub ("GEH Singapore") subsidiary.
Revenue is recognized at a point in time or over time, based on when the customer obtains control of the distinct good or services. For hardware and freight revenue, this occurs at the point in time when the goods are shipped by a third-party carrier or when the goods are made available for pick-up by the customer. For SaaS, extended warranties and training services, as well as early childcare education services, revenue recognition occurs over time, as the related services are delivered.
Gross Profit

	Six months ended June 30,
	2024	2023
	(in thousands, except for %)
Gross profit	$45,376	$58,461
Gross profit as a percentage of total revenue	27.3%	26.3%
Gross profit primarily represents the difference between the product cost from our suppliers, including the cost of inbound freight, and the sales price to our customers. Gross profit also reflects a number of other costs including, but not limited to, costs of providing warranties on our products, warehousing, amortization of certain intangible assets, depreciation of certain property, plant, and equipment, and allocations of certain employee costs and other shared costs.
Net Loss

	Six months ended June 30,
	2024	2023
	(in thousands)
Net loss	$(47,810)	$(15,671)

EBITDA
We define EBITDA as net income (loss) adjusted to exclude interest expense, income tax expense (benefit), and depreciation and amortization.
Reconciliation of EBITDA to net loss:

	Six months ended June 30,
	2024	2023
	(in thousands)
Net loss	$(47,810)	$(15,671)
Interest expense	5,518	2,366
Interest income	(1,314)	(6)
Income tax expense (benefit)	39,631	(5,143)
Depreciation and amortization	4,044	2,526
EBITDA	$69	$(15,928)
Adjusted EBITDA
We define Adjusted EBITDA as net loss, adjusted for loss from discontinued operations, interest expense, income tax expense (benefit), depreciation and amortization, as well as, non-cash, non-operating expenses such as share-based compensation, changes in the fair value of derivative instruments and other income (expense); and one-time, unplanned and/or infrequent events we believe are outside the ordinary course of our continuing operations, including transaction-related costs, restructuring costs, litigation costs, and gain on forgiveness of debt.

Reconciliation of Adjusted EBITDA to net loss:

	Six months ended June 30,
	2024	2023
	(in thousands)
Net loss	$(47,810)	$(15,671)
Loss from discontinued operations	64	431
Interest expense	5,518	2,366
Interest income	(1,314)	(6)
Income tax expense (benefit)	39,631	(5,143)
Depreciation and amortization	4,044	2,526
Share-based compensation	1,131	—
Other income (expense), net	1,066	(1,294)
Gain on embedded derivative	(9,249)	—
Transaction related costs[1]	125	8,472
Restructuring costs[2]	1,218	2,170
Adjusted EBITDA	$(5,576)	$(6,149)
(1) Transaction related costs are one-time non-recurring costs related to acquisition and disposal of businesses.
(2) Restructuring costs relate to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.

Free Cash Flow
We calculate Free Cash Flow as net cash flows from operating activities as presented in the statement of cash flows of our financial statements less cash flows required for: (i) acquisition of property and equipment; and (ii) development costs associated with internal-use software. We consider Free Cash Flow to be a liquidity measure, therefore, we adjust our Free Cash Flow metric with amounts that directly impacted the cash flows in the period in addition to our operating activities. Free Cash Flow provides useful information to management and investors about the amount of cash generated by our operations, deducting for investments in or payments for property and equipment and internal-use software development costs to maintain and grow our business.
Reconciliation of Free Cash Flow to Net cash provided by (used in) operating activities:

	Six months ended June 30,
	2024	2023
	(in thousands)
Net cash used in operating activities	$(7,352)	$(12,350)
Acquisition of property and equipment	(1,084)	(236)
Internal-use software development costs	(3,499)	(1,556)
Free Cash Flow	$(11,935)	$(14,142)

Results of Operations for the Six Months Ended June 30, 2024 and 2023
The following discussion and analysis highlights items that affected our results of operations for the six months ended June 30, 2024 and 2023, as follows:

	Six-month Ended		Change
	2024	2023	$	%
	(in thousands, except for percentages)
Revenue	$165,983	$222,497	$(56,514)	(25.4)%
Cost of sales	120,607	164,036	(43,429)	(26.5)%
Gross profit	45,376	58,461	(13,085)	(22.4)%
Gross profit as a percentage of total revenue	27.3%	26.3%
Operating expenses:
General and administrative	20,217	18,313	1,904	10.4%
Research and development	13,413	18,508	(5,095)	(27.5)%
Sales and marketing	22,497	30,315	(7,818)	(25.8)%
Transaction related costs	125	8,472	(8,347)	(98.5)%
Restructuring and other	1,218	2,170	(952)	(43.9)%
Total operating expenses	57,470	77,778	(20,308)	(26.1)%
Operating loss	(12,094)	(19,317)	7,223	(37.4)%
Other income (expense):
Interest expense	(5,518)	(2,366)	(3,152)	133.2%
Interest income	1,314	6	1,308	21,800%
Gain on derivative	9,249	—	9,249	n/a
Other income (expense), net	(1,066)	1,294	(2,360)	(182.4)%
Total other income (expense)	3,979	(1,066)	5,045	(473.3)%
Net loss from continuing operations, before income taxes	(8,115)	(20,383)	12,268	(60.2)%
Income tax benefit (expense)	(39,631)	5,143	(44,774)	(870.6)%
Net loss from continuing operations	(47,746)	(15,240)	(32,506)	213.3%
Loss from discontinued operations, net of tax	(64)	(431)	367	(85.2)%
Net loss	$(47,810)	$(15,671)	$(32,139)	205.1%
Revenue
Revenue decreased $56.5 million or 25.4%, to $166.0 million for the six months ended June 30, 2024 from $222.5 million for the six months ended June 30, 2023. Revenue was down across all key markets in which we operate, with the U.S. market showing the largest relative decline. As discussed above, we believe this result is tied to uncertainty amongst our customers regarding future budget allocations and represents an industry-wide phenomenon that affected the entire education technology market. This decline in revenue in our legacy hardware and software business was partially offset by the inclusion of revenue associated with our GEH Singapore business in the 2024 results, following the completion of the Merger in December 2023.

Cost of Sales
Costs of sales decreased $43.4 million, or 26.5%, to $120.6 million for the six months ended June 30, 2024 from $164.0 million for the six months ended June 30, 2023. The most significant driver of the decrease was the overall reduction in sales volume. However, we generated incremental savings in a number of areas year-over-year, including lower component material pricing, freight and duty savings as a result of transitioning the final assembly by our contract manufacturers of our U.S. ActivPanel inventory to Mexico, and lower warranty costs due to observed lower failure rates on our ActivPanel 9 and our ActivPanel LX models. These savings were partially offset by the inclusion of cost of sales associated with our GEH Singapore business in the 2024 results, following the completion of the Merger in December 2023.
Gross profit
Gross profit decreased $13.1 million, or 22.4%, to $45.4 million for the six months ended June 30, 2024 from $58.5 million for the six months ended June 30, 2023. The decrease in gross profit was due to the year-over-year reduction in revenue, however, gross profit as a percentage of revenue increased 1.1% year-over-year. As discussed above, there were certain cost savings realized related to cost of sales during 2024, which positively impacted gross profit as a percentage of revenue. These savings were partially offset by the inclusion of the results of the GEH Singapore business, which has a lower gross profit as a percentage of revenue than our legacy hardware and software business.
Operating expenses
General and administrative expenses increased $1.9 million, or 10.4%, to $20.2 million for the six months ended June 30, 2024, from $18.3 million for the six months ended June 30, 2023. The increase was driven by a number of factors, including the inclusion of GEH Singapore in the 2024 results, the recognition of share-based compensation expense (with no comparable expense in 2023), and various incremental legal, insurance, and audit related fees to support the Company's post-merger compliance and governance functions as a public company in 2024. These amounts were partially offset by the release in 2024 of a large portion of the allowance for credit losses due to the collection of an aged receivable.
Research and development expenses decreased $5.1 million, or 27.5%, to $13.4 million for the six months ended June 30, 2024, compared to $18.5 million for the six months ended June 30, 2023. During 2024 there was an increased focus on R&D efforts related to internal-use software for future SaaS offerings. Qualifying R&D costs for such projects are capitalized under U.S. GAAP, which led to a decrease in year-over-year costs expensed directly in the consolidated statement of operations. Additional reasons for the decline include a decrease in bonus expense as a result of lower attainment of revenue and profitability targets year-over-year, and a reduction in year-over-year consulting expense as a result of fewer contractors and outsourced resources due to an increase in research and development employee headcount.
Sales and marketing expenses decreased $7.8 million, or 25.8%, to $22.5 million for the six months ended June 30, 2024, compared to $30.3 million for the six months ended June 30, 2023. The decrease was driven by lower salaries and related costs due to a decrease in sales and marketing employee headcount year-over-year, as well as decreased bonus and commission expense due to lower attainment of revenue and profitability targets year-over-year.
Transaction-related costs decreased $8.3 million, or 98.5%, to $0.1 million for the six months ended June 30, 2024, compared to $8.5 million for the six months ended June 30, 2023. The decrease was due to significant costs incurred, including one-time people-related costs and amounts paid to vendors and consultants in 2023 related to preparation for the Merger, with no comparable transaction occurring in 2024.

Restructuring and other expenses decreased $1.0 million or 43.9%, to $1.2 million for the six months ended June 30, 2024, compared to $2.2 million for the six months ended June 30, 2023. The decrease was the result of several large individual severance payments occurring during the six months ended June 30, 2023, with no similarly sized payment in the first half of 2024.
Other income (expense)
Other income (expense) increased $5.0 million, or 473.3%, to $4.0 million of income for the six months ended June 30, 2024, compared to $1.1 million of expense for the six months ended June 30, 2023. This year-over-year change was driven primarily by a gain on the derivative instrument embedded in our convertible note due to a change in the fair value of that instrument, as well as additional interest income due to a higher overall cash balance as a result of proceeds from the Merger. This positive change is partially offset by an increase in interest expense year-over-year due to interest on the convertible note, which was issued in December 2023.
Income tax benefit (expense)
The income tax benefit decreased $44.8 million, or 870.6%, to an income tax expense of $39.6 million for the six months ended June 30, 2024, as compared to an income tax benefit of $5.1 million for the six months ended June 30, 2023. The income tax expense recorded in 2024 was primarily driven by the recording of a full valuation allowance against the U.S. deferred tax assets due to the uncertainty regarding their realizability, as a result of cumulative pre-tax losses in the United States in recent years and the decline in sales, as a result of reduced customer demand, during the first six months of 2024. The income tax benefit recorded in 2023 was primarily driven by pre-tax losses during the period. At that time, we had not concluded that a valuation allowance was necessary for our U.S. deferred tax assets.
Loss from discontinued operations
Loss from discontinued operations decreased $0.4 million, or 85.2%, to a loss from discontinued operations of $0.1 million for the six months ended June 30, 2024, as compared to a loss from discontinued operations of $0.4 million for the six months ended June 30, 2023. The decrease is a result of the continued wind-down of the North America operations of our Edmodo subsidiary, which was originally abandoned in September 2022. We expect the final closure of all operations of our Edmodo subsidiary in the second half of 2024.
Liquidity and Capital Resources
Liquidity refers to the ability to generate sufficient cash resources to meet the payment obligations of the Company. Capital refers to the long-term financial resources available to support the operations of the businesses, fund business growth and provide for an ability to withstand adverse circumstances.

	Six-month Ended, June 30,		Change
	2024	2023	$	%
	(in thousands, except for percentages)
Net cash (used in) provided by operating activities before changes in operating assets and liabilities	$(7,664)	$(17,190)	$9,526	(55.4)%
Net change in operating assets and liabilities	376	5,269	(4,893)	(92.9)%
Net cash (used in) provided by operating activities - continuing operations	(7,288)	(11,921)	4,633	(38.9)%
Net cash used in operating activities - discontinued operations	(64)	(429)	365	(85.1)%
Net cash (used in) provided by operating activities	(7,352)	(12,350)	4,998	(40.5)%
Net cash (used in) provided by investing activities	(4,583)	6,227	(10,810)	(173.6)%
Net cash used in financing activities	(10,866)	(1,693)	(9,173)	541.8%
Net increase (decrease) in cash and cash equivalents	$(22,801)	$(7,816)	$(14,985)	191.7%
Cash Flows from Operating Activities
During the six months ended June 30, 2024, net cash used in operating activities, before considering changes in operating assets and liabilities, of $7.7 million, was primarily related to $47.7 million in net loss from continuing operations, of which $39.5 million related to the recording of a full valuation allowance on our U.S. deferred tax assets. This non-cash expense was treated as an add-back in reconciling net loss to cash used in operating activities. Other significant non-cash activity during the period included a gain of $9.2 million related to the change in the fair value of the embedded derivative associated with our convertible note, depreciation and amortization of $4.0 million, non-cash lease expense of $2.9 million, non-cash interest expense of $2.3 million, and share-based compensation expense of $1.1 million. We also generated a net cash inflow as a result of changes in working capital of $0.4 million during the first six months of 2024, largely driven by a reduction in our inventory, partially offset by a reduction in our accounts payable. For further discussion see "Results of Operations" above.
During the six months ended June 30, 2023, net cash provided by operating activities before changes in operating assets and liabilities was primarily related to $15.2 million in net loss from continuing operations. We then added back certain non-cash activity to reconcile the net loss to cash used in operating activities, including a deferred tax benefit of $5.1 million, partially offset by $2.5 million of non-cash depreciation and amortization and $1.0 million of non-cash lease expense. We also generated a net cash inflow as a result of changes in working capital of $5.3 million during the first six months of 2023, largely driven by a reduction in our inventory, partially offset by a growth in accounts receivable.
Cash Flows from Investing Activities
Cash used in investing activities during the six months ended June 30, 2024 of $4.6 million was attributable to cash paid for internal software development of $3.5 million and purchases of property, plant and equipment of $1.1 million.
Net cash provided by investing activities during the six months ended June 30, 2023 of $6.2 million was attributable to purchases of property, plant and equipment of $0.2 million, and cash paid for internal software development of $1.6 million.

Cash Flows from Financing Activities
Cash used in financing activities during the six months ended June 30, 2024 was $10.9 million, primarily resulting from net repayments on our Bank of America Revolver of $10.8 million.
Cash used in financing activities during the six months ended June 30, 2023 was $1.7 million, primarily resulting from net repayments on our Bank of America Revolver of $1.0 million and the payment of contingent considerations of $0.7 million from a prior year acquisition.
Sources of Liquidity
To date, the Company has financed its operations principally through debt and equity financing.
As of June 30, 2024 and December 31, 2023, we had $69.4 million and 91.8 million, respectively, of cash and cash equivalents.
Since 2018, we have had a secured line of credit with Bank of America, which we refer to as the Bank of America Revolver, with a committed line limit of $74.0 million through March 31, 2024, and $50.0 million thereafter through January 19, 2028. As of June 30, 2024, and December 31, 2023, the outstanding principal balance on the line of credit was $21.3 million and $31.9 million, respectively. As of June 30, 2024 and December 31, 2023, the Company had unused borrowing capacity of $9.2 million and $20.5 million respectively, based on the borrowing base calculation as of the respective dates.

On December 13, 2023, we issued a convertible promissory note (the "Note") in the aggregate principal amount of $65.0 million, which bears cash interest at the rate of 5.00% per annum and paid-in-kind ("PIK") interest at the rate of 5.00% per annum, and has a maturity date of December 13, 2028. The holder of the Note may elect, at any time, to convert some or all of the outstanding principal and accrued but unpaid interest into our ordinary shares or ADSs as provided therein. In June 2024, the Company issued a PIK note in the principal amount of $1.6 million.
Additionally, on July 17, 2024, the Company filed a shelf registration statement with the SEC that allows the Company to offer, issue and sell from time to time up to $50.0 million of our ordinary shares, American Depositary Shares (“ADS”) representing ordinary shares, preferred shares, subscription rights, warrants and/or a combination of such securities, separately or as units, in one or more offerings. Each ADS represents 10 ordinary shares.
We currently expect the recent downward trend in the education technology market, which had a material impact on our financial performance during the first half of 2024, to continue for the rest of the year. As a result, we have closely monitored our liquidity position to ensure operational stability and we continue to explore various strategic alternatives, which may include potential financings, cost-saving measures and other ways to optimize our future cash flows. Our management team is actively evaluating strategies to adapt to these adverse market dynamics and enhance our financial resilience.

We may incur operating losses and generate negative cash flows from operations due to the investments we intend to continue to make in expanding our operations and sales and marketing, continued investments in new product offerings, and due to additional general and administrative expenses we expect to incur in connection with operating as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business. Notwithstanding these investments, management believes that our cash and cash equivalents will be sufficient to fund operating and capital needs for at least the next 12 months.

Critical Accounting Estimates
In Item 5E Critical Accounting Estimates included in our Annual Report we have disclosed those accounting estimates that we consider to be significant in determining our results of operations and financial condition. There have been no changes to those estimates that we consider to be material or significant since the filing of our Annual Report. The accounting principles used in preparing our unaudited consolidated financial statements conform in all material respects to accounting principles generally accepted in the United States.

Goodwill and indefinite‑lived intangibles are evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. We have the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed.
In the first half of 2024, we observed a downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which we operate, among other conditions, which led management to conclude that there were indications our goodwill might be impaired. Accordingly, we performed a quantitative impairment analysis to estimate the fair value of our reporting units, which utilized and weighted both the income and market-based approaches for the GEH Singapore reporting unit, and utilized a market-based approach based on last twelve months revenue and profitability multiples of comparable companies for the eLMTree reporting unit. The results of this analysis determined that the estimated fair value of the eLMTree reporting continued to be substantially in excess of its carrying value, and the estimated fair value of the GEH Singapore reporting unit in excess of its carrying value, albeit by a smaller margin, as it was recently acquired in December 2023, and its assets and liabilities were recorded at fair value at that time. Consequently, management concluded that material goodwill does not exist at reporting units that are at risk of failing the quantitative impairment analysis and no impairment charge was required.